12500 West Creek Parkway

Richmond, Virginia 23238

804-484-7700 – Phone

August 30, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Performance Food Group Company has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended July 2, 2016, which was filed with the Securities and Exchange Commission on August 30, 2016.

Respectfully submitted,

Performance Food Group Company

By: /s/ A. Brent King

Name: A. Brent King

Title: Senior Vice President,

          General Counsel, and Secretary